Exhibit 99.1

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Stated in Canadian Dollars)

THE ACCOMPANYING INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS.

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Gregory F. Kennedy”

Gregory F. Kennedy
President and Chief Executive Officer
August 25, 2011

2

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM BALANCE SHEETS
(Stated in Canadian Dollars)

	JUNE 30,	DECEMBER 31,
	2011	2010
	$	$
ASSETS

Current
Cash	2,031	3,217
Advances and prepaid expenses	6,584	6,584
Other receivable	4,467	11,743
	13,082	21,544
Equipment, net of depreciation (Note 3)	1,025	1,167

	14,107	22,711

LIABILITIES

Current
Accounts payable	203,508	153,212
Loans payable (Notes 5 and 8)	36,963	26,011
Due to related parties (Note 8)	93,228	72,159
Derivative liabilities (Note 6)	91,975	62
	425,674	251,444

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 7)
Authorized:
Unlimited common voting shares without par value
Issued:
10,368,103 common shares (December 31, 2010 – 10,268,103)	13,321,807	13,306,807
Share subscriptions	34,200	-
Additional paid in capital	3,263,866	3,263,866

Deficit accumulated during the exploration stage	(17,031,440)	(16,799,406)
	(411,567)	(228,733)

	14,107	22,711

CONTINGENCIES AND COMMITMENTS (Notes 1 and 4)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these interim financial statements.

3

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

					June 16,
					1995
	THREE MONTHS		SIX MONTHS		(inception)
	ENDED JUNE 30,		ENDED JUNE 30,		to
					June 30,
	2011	2010	2011	2010	2011
	$	$	$	$	$
Expenses
Depreciation	71	95	142	191	6,819
Consulting	-	-	-	-	272,950
Consulting – stock based compensation (Note 7)	-	-	-	-	2,926,980
Financing fee – stock based compensation (Note 7)	-	-	-	-	26,388
Interest and bank charges	1,952	1,142	3,015	4,076	22,279
Management fees (Note 8)	15,000	19,500	30,000	39,000	1,125,654
Mineral property costs	9,065	55,607	60,458	130,509	11,410,982
Office and sundry	3,250	18,945	10,516	31,008	575,637
Professional fees	28,433	33,292	31,510	52,598	604,023
Travel and promotion	4,261	1,735	4,480	9,990	305,172

Loss Before Other Item	(62,032)	(130,316)	(140,121)	(267,372)	(17,276,884)

Fair value adjustment of derivative liabilities (Note 6)	(27,269)	-	(91,913)	-	178,282

Loss Before Income Taxes	(89,301)	(130,316)	(232,034)	(267,372)	(17,098,602)

Deferred income tax recovery	-	-	-	-	67,162

Net Loss	(89,301)	(130,316)	(232,034)	(267,372)	(17,031,440)

Loss Per Share, basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted Average Common Shares Outstanding	10,368,103	9,774,387	10,297,385	9,256,432

The accompanying notes are an integral part of these interim financial statements.

4

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 10,800 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $3.30 per share	10,000	32,983	-	-	-	32,983

The accompanying notes are an integral part of these interim financial statements.

5

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment- in 2004 private placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for property acquisition at US $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares Issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at US $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at US $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at US $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000

The accompanying notes are an integral part of these interim financial statements.

6

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Nov. 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these interim financial statements.

7

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Private Placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these interim financial statements.

8

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2008, carried forward	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Transfer derivative liability for warrants granted in the year	-	(339,311)	-	-	-	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
Transfer derivative liability for warrants exercised in the year	-	59,689	-	-	-	59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued For amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year	-	-	-	-	(1,092,043)	(1,092,043)
Balance, December 31, 2009	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)

The accompanying notes are an integral part of these interim financial statements.

9

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2009, carried forward	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)
February 3, 2010, shares issued for amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for Private Placement at US$0.15 per share, net of finance fee	1,613,162	247,214	(26,375)	-	-	220,839
Transfer derivative liability for warrants granted in the year	-	(125,435)	-	-	-	(125,435)
Warrants exercise at US$0.20 per share during the year	766,248	159,620	-	-	-	159,620
Transfer derivative liability for warrants exercised in the year	-	134,800	-	-	-	134,800
Income for the year	-	-	-	-	263,194	263,194
Balance, December 31, 2010	10,268,103	13,306,807	-	3,263,866	(16,799,406)	(228,733)
February 22, 2011, shares issued for property option agreement at a deemed price of US$0.15 per share	100,000	15,000	-	-	-	15,000
Subscriptions received	-	-	34,200	-	-	34,200
Loss for the period	-	-	-	-	(232,034)	(232,034)
Balance, June 30, 2011	10,368,103	13,321,807	34,200	3,263,866	(17,031,440)	(411,567)

The accompanying notes are an integral part of these interim financial statements.

10

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

					June 16, 1995
	THREE MONTHS		SIX MONTHS		(inception)
	ENDED JUNE 30,		ENDED JUNE 30,		to
	2011	2010	2011	2010	June 30, 2011
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss )	(89,301)	(130,316)	(232,034)	(267,372)	(17,031,440)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	71	95	142	191	6,819
Stock based compensation	-	-	-	-	2,953,368
Shares issued for mineral property acquisition	-	-	15,000	62,260	9,169,881
Obligation to issue for mineral property acquisition	-	-	-	(62,260)	-
Shares issued for debt	-	-	-	-	23,306
Deferred tax recovery	-	-	-	-	(67,162)
Fair value adjustment of derivative liabilities	27,269	-	91,913	-	(178,282)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	303	4,293	-	293	(6,584)
Other receivable	(2,392)	(3,024)	7,276	(5,714)	(4,467)
Accounts payable and accrued liabilities	21,428	20,876	50,296	(15,697)	203,508
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(42,622)	(108,076)	(67,407)	(288,299)	(4,931,053)

CASH FLOWS USED IN INVESTING ACTIVITIES
CMKM settlement	-	-	-	-	(95,753)
Equipment	-	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	-	-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	826	-	10,952	(26,862)	36,963
Due to related parties	7,578	15,481	21,069	(20,185)	396,226
Net proceeds on sale of common stock	-	118,154	-	413,702	4,569,293
Share subscriptions	34,200	-	34,200	(26,375)	34,200
NET CASH FLOWS FROM FINANCING ACTIVITIES	42,604	133,635	66,221	340,270	5,036,682

INCREASE (DECREASE) IN CASH	(18)	25,559	(1,186)	51,981	2,031
CASH, BEGINNING OF PERIOD	2,049	28,634	3,217	2,212	-

CASH, END OF PERIOD	2,031	54,193	2,031	54,193	2,031

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 9)

The accompanying notes are an integral part of these interim financial statements.

11

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.

Exploration Stage Activities
The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $17,031,440 since its inception. The Company has no sources of revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s functional and reporting currency is the Canadian dollar. The significant accounting policies summarized below:

a)	Accounting Standards Codification

On October 1, 2009, the Company adopted changes issued by the FASB to the authoritative hierarchy of GAAP. These changes establish the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASU”). ASU will not be authoritative in their own right as they will only serve to update the ASC. These changes do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of Presentation

The interim financial statements have been prepared by the Company in accordance with generally accepted accounting principles accepted in the United States. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the Company’s audited financial statements and the accompanying notes for the year ended December 31, 2010. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at June 30, 2011 and December 31, 2010 the Company has only cash on deposit.

d)	Mineral Claim Payments and Exploration Expenditures

The Company is engaged in the acquisition and exploration of mineral properties. Mineral property exploration costs are expensed as incurred. Acquisition costs are initially capitalized when incurred. The Company assesses the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such properties are capitalized. Carrying value will be amortized using the units-of-production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any non-recoverable amount will be charged to operations.

e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value transactions involving common stock, warrants, options, derivative liabilities, deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

g)	Environmental Costs

Environmental expenditures that relate to current operations are charged to operations or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to operations. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

h)	Foreign Currency Translation

The functional currency of the Company is Canadian dollars and these financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the period.

i)	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, accounts payable, loans payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollars. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Financial Instruments and Risk Management (continued)

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which require a publicly traded company to include disclosures about the fair value of its financial instruments. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not in the statement of financial position. The related carrying amount of these financial instruments and the method(s) and significant assumptions used to estimate the fair values are also disclosed (Note 10).

j)	Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when, in management’s view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of June 30, 2011 and December 31, 2010, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities.

k)	Stock Based Compensation

The Company has a stock-based compensation plan which is described more fully in Note 7. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
(2)	The date at which the counter party’s performance is complete.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Basic and Diluted Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of this change had not impact on the Company’s basic or diluted net loss per share.

Potential shares of common stock are excluded from the diluted loss per share computation in net loss periods as their inclusion would be anti-dilutive.

At June 30, 2011, the Company had 10,368,103 (December 31, 2010 – 10,268,103) shares of common stock issued and outstanding, 1,613,162 (December 31, 2010 – 1,613,182) warrants outstanding and 720,000 (December 31, 2010 – 720,000) options outstanding.

m)	Recently adopted accounting policies

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

3.	EQUIPMENT

	Six months ended June 30, 2011			Year ended December 31, 2010
	Cost	Accumulated	Net Book		Accumulated	Net Book
		depreciation	Value	Cost	depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	2,215	597	2,812	2,149	664
Computer equipment	5,033	4,605	428	5,033	4,530	503
	7,845	6,820	1,025	7,845	6,679	1,167

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project, Brazil

On June 17, 2009, and as amended on November 13, 2009 and January 15, 2011, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company received an option to acquire up to a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
(A) USD $25,000 within seven days of the execution of this Agreement (paid), and
(B) USD$25,000 within 45 days of the execution of this Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011 (term extended – see below).

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)

expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012 (term extended – see below), (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement).

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for the remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010.

Pursuant to an amendment on January 15, 2011, the Company received an extension from the Pires Gold Project optionor where the terms of its Second Milestone exploration expenditures have been extended from January 16, 2011 to November 1, 2011 and the Third Milestone exploration expenditures from January 16, 2012 to November 1, 2012 for consideration of US$25,000 to be paid no later than October 15, 2011.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(a)	The Pires Gold Project, Brazil (continued)

On February 18, 2010, the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Plan of Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders.

Pursuant to the terms of the LOI, Ansell agreed to: (a) incur no less than US $200,000 (incurred) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 as a reduction of mineral property costs. The Company has the right to repurchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010 the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

(b)	Doran Property, Quebec

i)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 (paid) and 25,000 common shares on or before March 15, 2007 (issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4b iii); and
d.

$75,000 (paid by Abbastar – Note 4b iii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – Note 4b iii).

All the above terms have been met and the Company earned 100% interest of the property.

ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(b)	Doran Property, Quebec (continued)

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Resources Corp. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) and incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of June 30, 2011, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

5.	LOANS PAYABLE

On September 16, 2010, an arms length party loaned the Company US$25,000 for a period of 90 days, at 12% per annum. The loan is unsecured. The loan was subsequently extended to September 16, 2011. As at June 30, 2011, accrued interest of $2,275 was included in the loan payable.

On January 6, 2011, the Company borrowed $10,000 from a public company with directors and officers in common, at an interest rate of 12% and a term of 3 months. Subsequent to June 30, 2011, the Company extended the term of the loan to 9 months. As at June 30, 2011, accrued interest of $575 was included in the loan payable.

6.	DERIVATIVE LIABILITIES

Derivate liabilities consist of warrants that were originally issued in private placements that have exercise prices denominated in United States dollars. During the period ended June 30, 2011, the Company extended the expiry date of the warrants by one year to January 25, 2012 with no other changes to the terms of the warrants.

The fair value of these warrants as at June 30, 2011 and December 31, 2010 is as follows:

	Exercise	June 30,	December 31,
	price	2011	2010
1,613,162 warrants expiring on Jan 25, 2011	US$0.25	$-	$62
1,613,162 warrants expiring on Jan 25, 2012	US$0.25	91,975	-
		$91,975	$62

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

6.	DERIVATIVE LIABILITIES (continued)

The fair value of these warrants was determined using the Black-Scholes option pricing model, and adjusted for market factor, using the following assumptions:

	2011	2010
Volatility	172% - 213%	155% - 467%
Dividend yield	-	-
Risk-free interest rate	1.58% - 1.77%	0.20% - 0.28%
Expected life	0.57 yr – 1 yr	0.07 yr – 1 yr

7.	CAPITAL STOCK

a)	Issued Shares

During the year ended December 31, 2010, the Company closed a private placement of 1,613,162 units (at a price of US $0.15 per unit) for gross proceeds of $247,214 (US$241,974). Each unit consisted of one common share and one share purchase warrant exercisable on or before January 25, 2011 at a price of US $0.25 per share. The estimated fair value of the warrants is $125,435 using the Black Scholes option pricing model using a 1 year term, an expected volatility of 467% and a risk free interest rate of 0.28%. The fair value of the warrants is included in Derivative liabilities. The Company paid a total $6,868 for legal fees which have been recorded as share issue costs.

During the year ended December 31, 2010, 766,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share resulting in $134,800 being transferred from derivative liabilities to Capital Stock.

Pursuant to the Mineral Property Option agreement for the Pires Gold Project, on February 22, 2011, the Company issued 100,000 common shares with a fair value of CDN$15,000.

As at June 30, 2011, the Company received $34,200 (December 31, 2010 - $Nil) in share subscriptions for a proposed private placement consisting of 10,000,000 units at $0.05 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant granting the holder to purchase one additional common share of the Company at $0.10 per common share for the first six months after the date of close, and $0.15 per share for the following eighteen months thereafter. The Company will pay a finders’ fee of 8%.

b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January 2006, the Company increased the stock option plan from 220,000 shares to 720,000 shares.

There has been no activity under the SOP.

			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2010 and June 30, 2011	720,000	0.35	3.10

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

7.	CAPITAL STOCK (continued)

b)	Stock Options (continued)

During the year ended December 31, 2009 the Company granted a total of 720,000 stock options at an exercise price of US$0.35 per share for a five-year term. At June 30, 2011, 720,000 stock options were outstanding. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 336%, (3) risk free interest rate of 3% and, (4) expected life of 5 years. Total expenses of $Nil (2010 - $Nil) was recorded as stock-based compensation, $Nil (2010 - $Nil) was related to consulting and $Nil (2010 - $Nil) was related to financing fee.

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP as at June 30, 2011:

		Remaining		Number of
		Contractual	Weighted	Options	Weighted
Exercise	Options	Life	Average	Currently	Average Exercise
Price	Outstanding	(in years)	Exercise Price	Exercisable	Price
U.S. $0.35	720,000	3.10	U.S. $0.35	720,000	U.S. $0.35

c)	Warrants

i)	On June 12, 2009, pursuant to a private placement, the Company issued 4,037,500 warrants at an exercise price of US$0.20 per share of which 2,918,252 warrants expired unexercised on June 12, 2010.

ii)

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant is exchangeable for one common share and expires on January 25, 2011. During the period ended June 30, 2011, the Company extended the expiry date of the warrants by one year to January 25, 2012 with no other changes to the terms of the warrants.

		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance December 31, 2009	3,684,500	0.20	0.45
Issued during the year	1,613,162	0.25	-
Exercised during the year	(766,248)	0.20	-
Expired during the year	(2,918,252)	0.20	-
Balance, December 31, 2010 and June 30, 2011	1,613,162	0.25	0.57

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of June 30, 2011 of $93,228 (December 31, 2010 of $72,159) is owing to directors, former directors, to a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the six month period ended June 30, 2011, the Company incurred $30,000 (2010 - $30,000) in management fees to its directors. The Company borrowed $10,000 from a public company with directors and officers in common, at an interest rate of 12% and an original term of 3 months which has subsequently been extended to a 9 month term.

The above transactions have been recorded at exchange amount being the amount of consideration established and agreed to by the related parties.

9.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Period ended	Year ended
	June 30, 2011	December 31, 2010
Cash paid for:	$	$
Interest	-	1,877
Income taxes	-	-

During the period ended June 30, 2010, the Company issued 100,000 shares with a fair value of $15,000 pursuant to the Mineral Property Option agreement for the Pires Gold Project.

During the year ended December 31, 2010, the Company issued 150,000 shares with a fair value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project (Note 4) which was recorded as obligation to issue shares as at December 31, 2009.

10.	FINANCIAL INSTRUMENTS

The FASB ASC topic 820 on fair value measurement and disclosures establishes three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2), and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2011
(Stated in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS (continued)

The carrying values and fair values of the Company’s financial instruments are as follows:

		JUNE 30, 2011		DECEMBER 31, 2010
		CARRYING	FAIR	CARRYING	FAIR
	LEVEL	VALUE	VALUE	VALUE	VALUE
Financial assets
Cash	1	$2,031	$2,031	$3,217	$3,217
Financial liabilities
Accounts payable	2	$203,508	$203,508	$153,212	$153,212
Loans payable	2	36,963	36,963	26,011	26,011
Due to related parties	2	93,228	93,228	72,159	72,159
Derivative liabilities	3	91,975	91,975	62	62
		$425,674	$425,674	$251,444	$251,444